                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      ------------------------------------



                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 10)
                      ------------------------------------


                          CENTURY PROPERTIES FUND XVII
                                (Name of Issuer)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                      ------------------------------------


                                PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      ------------------------------------


                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                      ------------------------------------



                                OCTOBER 1, 1998
            (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
-------------------------------------------------------------------------------


                         (Continued on following pages)

                              (Page 1 of 21 Pages)


-------------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 2 of 21
-------------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         IPLP ACQUISITION I LLC
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                  (a)   [ ]
                                                                                                                  (b)   [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                3,369.5
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  3,369.5
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         29,201
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         38.9%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
=============================================================================================================================






-------------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 3 of 21
-------------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         AIMCO PROPERTIES, L.P.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                  (a)   [ ]
                                                                                                                  (b)   [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                29,201
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  29,201
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         29,201
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         38.9%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         PN
=============================================================================================================================







-------------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 4 of 21
-------------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         AIMCO-GP, INC.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                  (a)   [ ]
                                                                                                                  (b)   [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                29,201
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  29,201
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         29,201
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         38.9%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
=============================================================================================================================







----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 5 of 21
----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                               APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                                           I.R.S. # 84-1259577

-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                  (a)   [ ]
                                                                                                                  (b)   [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         MARYLAND
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                29,201
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  29,201
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         29,201
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         38.9%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
=============================================================================================================================

                        AMENDMENT NO. 10 TO SCHEDULE 13D

                  This Amendment No. 10, which relates to the units of limited partnership interest ("Units") in Century Properties Fund XVII, a California limited partnership (the "Partnership"), amends and supplements the Statement on Schedule 13D (as amended through the date hereof, the "Statement") previously filed with the Commission by Insignia Financial Group, Inc. ("Insignia"). This Amendment No. 10 is being filed to report information regarding the changes in beneficial ownership of the Units that occurred as a result of the merger (the "AIMCO Merger") of Insignia, including its controlling interest in Insignia Properties Trust ("IPT") with and into Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with AIMCO being the surviving corporation, on October 1, 1998. Accordingly, this Amendment No. 10 relates to Units beneficially owned by IPLP Acquisition I LLC, a Delaware limited liability company ("IPLP Acquisition"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), and AIMCO (IPLP Acquisition, AIMCO OP, AIMCO-GP and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons").

                  The following Items of the Statement are hereby supplemented and/or amended:

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c) Following the AIMCO Merger, AIMCO OP, AIMCO-GP and AIMCO became beneficial owners of the Units. The principal business address of each of the Reporting Persons is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

                  As of June 30, 1998, AIMCO owns an approximately 89% controlling interest in AIMCO OP through its wholly-owned subsidiaries, AIMCO-LP, Inc., a Delaware corporation ("AIMCO-LP"), and AIMCO-GP. AIMCO-LP is a limited partner of AIMCO OP (owning approximately 88% of the total equity interests) and AIMCO-GP is the sole general partner of AIMCO (owning approximately 1% of the total equity interests). The principal business of AIMCO OP is to own and operate multifamily residential properties. The principal business of AIMCO-GP is to act as the sole general partner of AIMCO OP. The directors and executive officers of AIMCO-GP, which is the general partner of AIMCO OP, may be deemed to control the management of AIMCO OP. AIMCO-GP's executive officers are the same as those of AIMCO and the two directors of AIMCO-GP, Terry Considine and Peter K. Kompaniez, are also directors of AIMCO. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AIMCO-GP and AIMCO are set forth in Schedule I to this Statement.

                  AIMCO was formed on January 10, 1994 and currently is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998. As of June 30, 1998, AIMCO, through its subsidiaries, owned or controlled 58,345 units in 210 apartment communities and had an equity interest in 74,318 units in 478 apartment communities. In addition, AIMCO managed 68,248 units in 357 apartment communities for third parties and affiliates, for an aggregate portfolio of owned and managed properties of 200,911 units in 1,045 apartment communities. The apartment communities are located in 42 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes. AIMCO conducts substantially all of its operations through AIMCO OP and its subsidiaries.

                  On October 1, 1998, AIMCO acquired substantially all of Insignia's residential assets and ownership interests (including its controlling interest in IPT) pursuant to the AIMCO Merger. Insignia was a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets, and was the largest manager of multifamily residential properties in the United States as of January 1, 1998. As of the consummation of the AIMCO Merger, Insignia provided, among other things, property and/or asset management services for over 3,800 properties, including approximately 272,000 residential units. Following the AIMCO Merger, AIMCO will operate more than 2,000 properties, including nearly 400,000 apartment units serving approximately one million residents.

                  Upon consummation of the AIMCO Merger, IPLP Acquisition became a wholly-owned subsidiary of AIMCO OP (as further described in Item 6 below), and AIMCO OP was appointed managing member, and therefore replaced the previous managers, of IPLP Acquisition.

                  (d)-(e) During the past five years none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                  Effective October 1, 1998 in connection with the AIMCO Merger, AIMCO acquired a controlling interest in IPT, which in turn controls the general partner of the Partnership (the "General Partner"). Upon consummation of the AIMCO Merger, AIMCO appointed the directors and officers of AIMCO-GP (which is a wholly-owned subsidiary of AIMCO) as the directors and officers of the General Partner. In addition, AIMCO owns a majority of the company that manages the Partnership's properties. The Reporting Persons intend that the Partnership will continue its business and operations substantially as they are currently being conducted.

                  In the near future, the Reporting Persons may acquire additional Units or sell Units. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be for cash, limited partnership interests in AIMCO OP or other consideration. The Reporting Persons also may consider selling some or all of the Units they own to persons not yet determined, which may include affiliates of AIMCO OP. AIMCO OP may also buy the Partnership's properties, although it has no present intention to do so. There can be assurance, however, that the Reporting Persons will initiate or complete, or will cause the Partnership to initiate or complete, any transaction during any specific time period or at all.

                  The Reporting Persons do not have any present plans or proposals which relate to or would result in any material changes in the Partnership's structure or business such as a merger, reorganization or liquidation. The Reporting Persons have no present intention to cause the Partnership to sell any of its properties or to prepay current mortgages within any specified time period. A merger or other consolidation transaction and certain kinds of other extraordinary transactions may require a vote of the limited partners of the Partnership in accordance with the Partnership's Limited Partnership Agreement or applicable state laws. The Reporting Persons' primary objective in acquiring the Units is not to influence the vote on any particular transaction, but rather to acquire additional interests in the Partnership at prices deemed acceptable by the General Partner.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) IPLP Acquisition directly owns 3,369.5 Units and AIMCO OP directly owns 25,831.5 Units (for an aggregate of 29,201 Units), representing 4.5% and 34.4%, respectively, or a total of 38.9% of the outstanding Units based on the 75,000 Units outstanding at October 1, 1998.

                  As a result of Insignia being merged with and into AIMCO, with AIMCO being the surviving corporation, in the AIMCO Merger, AIMCO succeeded to Insignia as the beneficial owner of the Units. Immediately following the AIMCO Merger on October 1, 1998, IPLP and AIMCO OP entered into an Assignment and Assumption Agreement (the "Assignment Agreement"), pursuant to which IPLP transferred and assigned, among other things, its equity interest in IPLP Acquisition and the Units directly owned by IPLP to AIMCO OP. Accordingly, AIMCO OP succeeded to IPLP as owner of the Units previously directly owned by IPLP and IPLP Acquisition became a wholly-owned subsidiary of AIMCO OP. AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP and IPLP Acquisition by reason of their relationship with AIMCO OP. AIMCO controls AIMCO OP through its two wholly-owned subsidiaries, AIMCO-GP, which is the sole general partner of AIMCO OP, and AIMCO-LP, which is a limited partner (owning approximately 88% of the total equity interests) of AIMCO OP.

                  Accordingly, for purposes of this Statement: (i) IPLP Acquisition is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of 3,369.5 Units directly owned by it; (ii) AIMCO OP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 25,831.5 Units directly owned by it and the 3,369.5 Units directly owned by IPLP Acquisition; and (iii) AIMCO-GP and AIMCO are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the aggregate of 29,201 Units directly owned by IPLP Acquisition and AIMCO OP.

                  (e) Following the AIMCO Merger and the subsequent assignment of the Units owned by IPLP and IPLP's equity interest in IPLP Acquisition to AIMCO OP pursuant to the Assignment Agreement, on October 1, 1998, IPLP and IPT ceased to be beneficial owners of the Units.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The information in Item 5 and the Assignment Agreement, which is attached hereto as Exhibit 7.1, is incorporated herein by reference.

                  In addition to the AIMCO Merger, effective October 1, 1998, AIMCO and IPT entered into an agreement and plan of merger (the "IPT Merger Agreement"), which provides for, among other things, (a) the merger of IPT with and into AIMCO, with AIMCO being the surviving corporation, or (b) the merger of a subsidiary of AIMCO with and into IPT, with IPT being the surviving corporation (collectively, the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, shareholders of IPT (the "IPT Shareholders") will receive $13.25 per common share of beneficial ownership, $.01 par value per share (the "Shares"), of IPT in cash, or $13.28 per Share in shares of common stock of AIMCO, at AIMCO's option.

                  The IPT Merger is subject to the approval of the IPT Shareholders, regulatory approvals, and the satisfaction or waiver of various other conditions. AIMCO has agreed to vote all Shares owned by it in favor of the IPT Merger Agreement and the transactions contemplated thereby, and granted certain members of the Board of Trustees of IPT (the "IPT Board") an irrevocable proxy (the

"Irrevocable Limited Proxy") to vote all Shares held by AIMCO at all meetings of IPT Shareholders, and in every written consent in lieu of such meetings, in favor of approval of the IPT Merger and any matter that could reasonably be expected to facilitate the IPT Merger. Each grantee under the Irrevocable Limited Proxy explicitly agreed in writing to vote all Shares subject to the Irrevocable Limited Proxy in favor of the IPT Merger. The Irrevocable Limited Proxy will terminate upon the earlier of (a) January 1, 2002 and (b) the consummation of the IPT Merger.

                  The board of directors of AIMCO and the IPT Board may agree in writing to terminate the IPT Merger Agreement without completing the IPT Merger. The IPT Merger Agreement may also be terminated in certain other circumstances.

                  If the IPT Merger is not completed, AIMCO will continue to control the majority of outstanding Shares. However, certain transactions involving AIMCO and IPT that occur between the effective time of the IPT Merger and the termination of the IPT Merger Agreement between AIMCO and IPT, including the acquisition by AIMCO of assets of IPLP and interests in partnerships controlled by IPT (including the Partnership), will be unwound.

                  The IPT Merger Agreement also provides that Andrew L. Farkas, James A. Aston, Warren M. Eckstein, Frank M. Garrison and Bryan L. Herrmann will continue to serve as trustees of IPT (collectively, the "Continuing Trustees") until the earlier of the closing of the IPT Merger or the termination of the IPT Merger Agreement. Pursuant to the IPT Merger Agreement and the Bylaws of IPT, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee;
(ii) termination of IPT's independent auditors or the financial advisor or legal counsel for the IPT Merger; (iii) all alternative proposals to acquire IPT or its subsidiaries; (iv) amendment or waiver of any provision of (A) the IPT Merger Agreement, (B) the Fourth Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P., (C) the Declaration of Trust of IPT or (D) the Bylaws of IPT; (v) modification of the powers of the Continuing Trustees, and (vi) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (i) the IPT Merger, (ii) January 1, 2002 or (iii) the sooner termination of the IPT Merger Agreement under certain circumstances.

                  In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its IPT Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of the Continuing Trustees so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Shares, but terminates upon consummation of the IPT Merger.

                  The information set forth above and in Item 2 is qualified in its entirety by reference to the IPT Merger Agreement, Irrevocable Limited Proxy, IPT Bylaws and Shareholder's Agreement, each of which is attached hereto as Exhibits 7.2, 7.3, 7.4 and 7.5 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 7.1 Assignment and Assumption Agreement, dated as of October 1, 1998, between IPLP and AIMCO OP.

                  Exhibit 7.2 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT.

                  Exhibit 7.3 Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison.

                  Exhibit 7.4 Second Amended and Restated Bylaws of IPT, dated October 2, 1998.

                  Exhibit 7.5 Shareholder's Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James
                                    A. Aston and Frank M. Garrison.

                  Exhibit 7.6 Agreement of Joint Filing, dated October 26, 1998, among the Reporting Persons.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 26, 1998

                                             IPLP ACQUISITION I LLC

                                             By:   AIMCO Properties, L.P.,
                                                   its managing member

                                             By:   AIMCO-GP, Inc.,
                                                   its General Partner


                                             By:   /s/ PATRICK J. FOYE
                                                   ----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President


                                             INSIGNIA PROPERTIES, L.P.

                                             By:   Insignia Properties Trust,
                                                   its General Partner


                                             By:   /s/ PATRICK J. FOYE
                                                   ----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President


                                             INSIGNIA PROPERTIES TRUST


                                             By:   /s/ PATRICK J. FOYE
                                                   ----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President


                                             AIMCO PROPERTIES, L.P.

                                             By:   AIMCO-GP, Inc.,
                                                   its General Partner


                                             By:   /s/ PATRICK J. FOYE
                                                   ----------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President

                                              AIMCO-GP, INC.


                                              By:   /s/ PATRICK J. FOYE
                                                    ---------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                              APARTMENT INVESTMENT AND
                                              MANAGEMENT COMPANY


                                              By:   /s/ PATRICK J. FOYE
                                                    ---------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President

                                   SCHEDULE I

         INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                               AIMCO-GP AND AIMCO


         1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO-GP AND AIMCO. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of AIMCO-GP and AIMCO. Unless otherwise indicated, each person identified below is employed by AIMCO-GP and AIMCO. The principal business address of each of AIMCO-GP and AIMCO and, unless otherwise indicated, each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The two directors of AIMCO-GP are Terry Considine and Peter K. Kompaniez. All persons identified below are United States citizens.

NAME                   POSITION
----                   --------
Terry Considine        Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez     Vice Chairman, President and Director
Thomas W. Toomey       Executive Vice President - Finance and Administration
Joel F. Bonder         Executive Vice President and General Counsel and Secretary
Patrick J. Foye        Executive Vice President
Robert Ty Howard       Executive Vice President - Ancillary Services
Steven D. Ira          Executive Vice President and Co-Founder
David L. Williams      Executive Vice President - Property Operations
Harry G. Alcock        Senior Vice President - Acquisitions
Troy D. Butts          Senior Vice President and Chief Financial Officer
Martha Carlin          Senior Vice President - Ancillary Services
Joseph DeTuno          Senior Vice President - Property Redevelopment
Jack W. Marquardt      Senior Vice President - Accounting
Leeann Morein          Senior Vice President - Investor Services and Secretary
David O'Leary          Senior Vice President - Buyers Access
R. Scott Wesson        Senior Vice President - Chief Information Officer
Richard S. Ellwood     Director; Chairman, Audit Committee
J. Landis Martin       Director; Chairman, Compensation Committee
Thomas L. Rhodes       Director
John D. Smith          Director

         2. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO-GP and AIMCO for the past five years or more. Directors of AIMCO are identified by an asterisk.

NAME                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                   ---------------------------------------------
Terry Considine*       Mr. Considine has been Chairman of the Board of
                       Directors and Chief Executive Officer of AIMCO since
                       July 1994. He is the sole owner of Considine Investment
                       Co. and prior to July 1994 was owner of approximately
                       75% of Property Asset Management,

NAME                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                   ---------------------------------------------
                       L.L.C., a Colorado limited liability company, and its related entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1, 1996, Mr. Considine was appointed Co-Chairman and director of Asset Investors
                       Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard College, a J.D. from Harvard Law
                       School and is admitted as a member of the Massachusetts
                       Bar. Mr. Considine has had substantial multifamily real estate experience. From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr. Considine.

Peter K. Kompaniez*    Mr. Kompaniez has been Vice Chairman, President and a
                       director of AIMCO since July 1994. Since September 1993,
                       Mr. Kompaniez has owned 75% of PDI Realty Enterprises,
                       Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief
                       Executive Officer. From 1986 to 1993, he served as
                       President and Chief Executive Officer of Heron Financial
                       Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall). The downturn in the real estate markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron International N.V. and its subsidiaries and affiliates (the "Heron Group"). During this period from 1986 to 1993, Mr. Kompaniez served as President and
                       Chief Executive Officer of Heron

NAME                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                   ---------------------------------------------
                       Financial Corporation ("HFC"), and as a director or officer of certain other Heron Group entities. In 1993, HFC, its parent Heron International, and certain other members of the Heron Group voluntarily entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron
                       Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common Stock, Mr. Kompaniez was appointed Vice
                       Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

Thomas W. Toomey       Mr. Toomey has served as Senior Vice President - Finance
                       and Administration of AIMCO since January 1996 and was promoted to Executive Vice-President-Finance and
                       Administration in March 1997. From 1990 until 1995, Mr.
                       Toomey served in a similar capacity with Lincoln
                       Property Company ("LPC") as well as Vice
                       President/Senior Controller and Director of
                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr.
                       Toomey was on the audit staff of Kenneth Leventhal &
                       Company. Mr. Toomey received a B.S. in Business
                       Administration/Finance from Oregon State University and is a Certified Public Accountant.

Joel F. Bonder         Mr. Bonder was appointed Executive Vice President and
                       General Counsel of AIMCO effective December 8, 1997.
                       Prior to joining AIMCO, Mr. Bonder served as Senior Vice
                       President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as Vice President and Deputy General Counsel of NHP from June 1991 to
                       March 1994 and as Associate General Counsel of NHP from
                       1986 to 1991. From 1983 to 1985, Mr. Bonder was with the
                       Washington, D.C. law firm of Lane & Edson, P.C. From
                       1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder

NAME                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                   ---------------------------------------------
                       received an A.B. from the University of Rochester and a J.D. from Washington University School of Law.

Patrick J. Foye        Mr. Foye has served as Executive Vice President of AIMCO
                       since May 1998. Prior to joining AIMCO, Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher
                       & Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy Chairman of the Long Island Power Authority and serves as a member of the New York State Privatization Council. He received a B.A. from Fordham College and a J.D. from Fordham
                       University Law School.

Robert Ty Howard       Mr. Howard was appointed Executive Vice President -
                       Ancillary Services in February 1998. Prior to joining
                       AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig
                       Corporation, Reading Company and Decurion Corporation.
                       Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker Properties. Mr.
                       Howard received a B.A. from Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford
                       University Graduate School of Business.

Steven D. Ira          Mr. Ira is a Co-Founder of AIMCO and has served as
                       Executive Vice President of AIMCO since July 1994. From
                       1987 until July 1994, he served as President of PAM.
                       Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management.
                       Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment
                       Manager Accreditation Board and is a former president of both the National Apartment Association and the Colorado
                       Apartment Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment
                       Association in its 54-year history. He holds a Certified
                       Apartment Property Supervisor (CAPS) and a Certified
                       Apartment Manager designation from the National
                       Apartment Association, a Certified Property Manager
                       (CPM) designation from the National Institute of Real
                       Estate Management (IREM) and he is a member of the Board of Directors of the National Multi-Housing Council, the National Apartment Association and the Apartment
                       Association of Metro Denver. Mr. Ira received a B.S.
                       from Metropolitan State College in 1975.

NAME                   PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS
----                   --------------------------------------------
David L. Williams      Mr. Williams has been Executive Vice President -
                       Operations of AIMCO since January 1997. Prior to joining
                       AIMCO, Mr. Williams was Senior Vice President of
                       Operations at Evans Withycombe Residential, Inc. from
                       January 1996 to January 1997. Previously, he was
                       Executive Vice President at Equity Residential
                       Properties Trust from October 1989 to December 1995. He has served on National Multi-Housing Council Boards and NAREIT committees. Mr. Williams also served as Senior
                       Vice President of Operations and Acquisitions of US
                       Shelter Corporation from 1983 to 1989. Mr. Williams has been involved in the property management, development and acquisition of real estate properties since 1973.
                       Mr. Williams received his B.A. in education and administration from the University of Washington in 1967.

Harry G. Alcock        Mr. Alcock has served as Vice President since July 1996,
                       and was promoted to Senior Vice President - Acquisitions in October 1997, with responsibility for acquisition and financing activities since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial
                       Analyst for PDI and HFC. From 1988 to 1992, Mr. Alcock worked for Larwin Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for Ford Aerospace Corp. He received his B.S. from San
                       Jose State University.

Troy D. Butts          Mr. Butts has served as Senior Vice President and Chief
                       Financial Officer of AIMCO since November 1997. Prior to joining AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the Real Estate Services Group for Arthur Andersen LLP in Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of Business Administration degree in Accounting from Angelo
                       State University and is a Certified Public Accountant.

Martha Carlin          Ms. Carlin has served as Vice President since September
                       1996 and was promoted to Senior Vice President -
                       Ancillary Services in December 1997. From December 1995 until September 1996, Ms. Carlin served as Chief
                       Financial Officer for Wentwood Investment Partners. Ms.
                       Carlin was employed by Arthur Andersen LLP for six years, with a primary focus in real estate. Ms. Carlin was also employed by MCI Communications and Lincoln
                       Property Company. Ms. Carlin received a B.S. from the
                       University of Kentucky and is a certified public accountant.

NAME                   PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS
----                   --------------------------------------------
Joseph DeTuno          Mr. DeTuno has been Senior Vice President - Property
                       Redevelopment of AIMCO since September 1997. Mr. DeTuno was president and founder of JD Associates, his own full service real estate consulting, advisory and project management company which he founded in 1990. JD
                       Associates provided development management, financial analysis, business plan preparation and implementation services. Previously, Mr. DeTuno served as President/Partner of Gulfstream Commercial Properties,
                       President and Co-managing Partner of Criswell
                       Development Company, Vice President of Crow Hotel and
                       Company and Project Director with Perkins & Will
                       Architects and Planners. Mr. DeTuno received his B.A. in architecture and is a registered architect in Illinois and Texas.

Jack W. Marquardt      Mr. Marquardt has been Senior Vice President -
                       Accounting of AIMCO since September 1997. Mr. Marquardt brings over 17 years of real estate accounting experience to AIMCO. From October 1992 through August
                       1997, Mr. Marquardt served as Vice President/Corporate
                       Controller and Manager of Data Processing for
                       Transwestern Property Company, where he was responsible for corporate accounting, tax, treasury services and computer systems. From August 1986 through September
                       1992, Mr. Marquardt worked in the real estate accounting area of Aetna Realty Investors, Inc. serving as Regional
                       Controller from April 1990 through September 1992. Mr.
                       Marquardt received a B.S. in Business
                       Administration/Finance from Ohio State University.

Leeann Morein          Ms. Morein has served as Senior Vice President -
                       Investor Services since November 1997. Ms. Morein has served as Secretary of AIMCO since July 1994. From July
                       1994 until October 1997 Ms. Morein also served as Chief
                       Financial Officer. From September 1990 to March 1994,
                       Ms. Morein served as Chief Financial Officer of the real estate subsidiaries of California Federal Bank, including the general partner of CF Income Partners, L.P., a publicly-traded master limited partnership. Ms.
                       Morein joined California Federal in September 1988 as
                       Director of Real Estate Syndications Accounting and became Vice President-Financial Administration in
                       January 1990. From 1983 to 1988, Ms. Morein was
                       Controller of Storage Equities, Inc., a real estate investment trust, and from 1981 to 1983, she was Director of Corporate Accounting for Angeles
                       Corporation, a real estate syndication firm. Ms. Morein worked on the audit staff of Price Waterhouse from 1979 to 1981. Ms. Morein received a B.A. from Pomona College and is a Certified Public Accountant.

David O'Leary          Mr. O'Leary has been President of Property Services
                       Group, Inc., an AIMCO subsidiary since December 1997.
                       Property Services Group, Inc. administers the Buyers
                       Access program.

NAME                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                   ---------------------------------------------
                       From 1993 until 1997, Mr. O'Leary served as Regional
                       Vice President and Senior Vice President for Property
                       Services Group, Inc., with responsibility for program marketing and sales. From 1981 to 1993 Mr. O'Leary served as Vice President and Executive Vice President for Commonwealth Pacific Inc., a privately held real estate investment and management firm based in Seattle, Washington. During his tenure with Commonwealth Pacific,
                       Inc., Mr. O'Leary was responsible for acquisitions, dispositions, development, and asset management from offices located in Houston and Dallas, Texas, Atlanta, Georgia and Seattle, Washington. Mr. O'Leary also served as Vice President for Johnstown American Companies, directing acquisition activities for the Northeast
                       United States. Mr. O'Leary received his B.A. Degree from the University of Utah in 1979.

R. Scott Wesson        Mr. Wesson has served as Senior Vice President - Chief
                       Information Officer of AIMCO since July 1997. From 1994 until 1997, Mr. Wesson served as Vice President of
                       Information Services at Lincoln Property Company, where he was responsible for information systems infrastructure, technology planning and business process re-engineering. From 1992 to 1994, Mr. Wesson served in the role of Director of Network Services for Lincoln
                       Property Company, where he was responsible for the design and deployment of the company's Wide Area Network and Local Area Networks, comprising over 2,500 workstations in over 40 locations nationwide. From 1988 to 1992, he was a systems consultant with Automatic Data
                       Processing involved in design, planning and deployment of financial and human resources systems for several major, multinational organizations. From 1984 to 1987, he was a Senior Analyst with Federated Department
                       Stores, Inc. involved in planning and distribution. Mr.
                       Wesson received his B.S. from the University of Texas in 1984.

Richard S. Ellwood*    Mr. Ellwood was appointed a Director of AIMCO in July
  12 Auldwood Lane     1994 and is currently Chairman of the Audit Committee.
  Rumson, NJ  07760    Mr. Ellwood is the founder and President of R.S. Ellwood
                       & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr. Ellwood had 31 years experience on Wall
                       Street as an investment banker, serving as: Managing
                       Director and senior banker at Merrill Lynch Capital
                       Markets from 1984 to 1987; Managing Director at Warburg
                       Paribas Becker from 1978 to 1984; general partner and then Senior Vice President and a director at White, Weld
                       & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of FelCor Suite Hotels, Inc. and Florida East Coast Industries, Inc.

NAME                   PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS
----                   --------------------------------------------
J. Landis Martin*      Mr. Martin was appointed a Director of AIMCO in July
  1999 Broadway        1994 and became Chairman of the Compensation Committee
  Suite 4300           in March 1998. Mr. Martin has served as President and
  Denver, CO  80202    Chief Executive Officer and a Director of NL Industries,
                       Inc., a manufacturer of titanium dioxide, since 1987.
                       Mr. Martin has served as Chairman of Tremont
                       Corporation, a holding company operating through its affiliates Titanium Metals Corporation ("TIMET") and NL
                       Industries, Inc., since 1990 and as Chief Executive
                       Officer and a director of Tremont since 1998. Mr. Martin has served as Chairman of Timet, an integrated producer of titaniu m, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin served as Chairman of the Board and Chief Executive
                       Officer of Baroid Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr.
                       Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

Thomas L. Rhodes*      Mr. Rhodes was appointed a Director of AIMCO in July
  215 Lexington Avenue 1994. Mr. Rhodes has served as the President and a
  4th Floor            Director of National Review magazine since November 30,
  New York, NY 10016   1992, where he has also served as a Director since 1998.
                       From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General Partner from 1987 until November
                       27, 1992. He is currently Co-Chairman of the Board,
                       Co-Chief Executive Officer and a Director of Commercial
                       Assets Inc. and Asset Investors Corporation. He also serves as a Director of Delphi Financial Group, Inc. and its subsidiaries, Delphi International Ltd., Oracle
                       Reinsurance Company, and the Lynde and Harry Bradley
                       Foundation. Mr. Rhodes is Chairman of the Empire
                       Foundation for Policy Research, a Founder and Trustee of
                       Change NY, a Trustee of The Heritage Foundation, and a
                       Trustee of the Manhattan Institute.

John D. Smith*         Mr. Smith was appointed a Director of AIMCO in November
  3400 Peachtree Road  1994. Mr. Smith is Principal and President of John D.
  Suite 831            Smith Developments. Mr. Smith has been a shopping center
  Atlanta, GA  30326   developer, owner and consultant for over 8.6 million
                       square feet of shopping center projects including Lenox
                       Square in Atlanta, Georgia. Mr. Smith is a Trustee and former President of the International Council of Shopping Centers and was selected to be a member of the American Society of Real Estate Counselors. Mr. Smith served as a Director for Pan-American Properties, Inc.
                       (National Coal Board of Great Britain) formerly known as
                       Continental Illinois Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop System Study Society, Tokyo, Japan.

                                 EXHIBIT INDEX



    EXHIBIT NO.                   DESCRIPTION


         7.1 Assignment and Assumption Agreement, dated as of October 1, 1998, between IPLP and AIMCO OP (incorporated by reference to Exhibit (c)(1) to Amendment No. 8 to the Tender Offer Statement on Schedule 14D-1 filed by Cooper River Properties, L.L.C., IPLP, IPT and AIMCO on October 19, 1998 with respect to Consolidated Capital Institutional Properties).

         7.2 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT (incorporated by reference to Exhibit 2.1 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

         7.3 Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.1 of IPT's Current Report on Form 8-K, File No. 1- 14179, dated October 1, 1998).

         7.4 Second Amended and Restated Bylaws of IPT, dated October 2, 1998 (incorporated by reference to Exhibit 3.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

         7.5 Shareholders' Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

         7.6 Agreement of Joint Filing, dated October 26, 1998, among the Reporting Persons.



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